

EXHIBIT 99.1

MEDIA RELEASE

Royal Wolf to Acquire ContainerTech in New Zealand

Royal Wolf Holdings (ASX:RWH) is pleased to announce the signing of an Agreement for the acquisition of the assets and businesses of ContainerTech Hire Ltd and ContainerTech Services Ltd, divisions of ContainerTech Group Ltd operating in New Zealand.

ContainerTech commenced operating around 1985 and is in the business of providing rental, modification and sale of reefers, storage containers, containerised products and ground level offices.

"We are very pleased to acquire this robust business which will build on the market leadership position our team in New Zealand has achieved", said Robert Allan, CEO of Royal Wolf Holdings.

"This is an excellent regional acquisition as ContainerTech has a strong reputation for delivering product quality and customer service over many years. We are excited about the opportunity to build on the reputation that has been established with ContainerTech's customers by adding our product range, business strategies and scale" Mr Allan added.

ContainerTech has a fleet of around 500 hire containers and the business will be earnings accretive from inception. Completion is scheduled to take place on 31 May 2012, subject to certain conditions which are expected to be satisfied.

For further information please contact:

Robert Allan CEO +61 2 9482 3466